
PALL
Pall Corporation


03035686

we're *macro*, we're *micro*







2003
ANNUAL
REPORT


SALES BY SEGMENT
(Amounts shown in millions)
Total sales $1,613.6
Life Sciences 41.5%
Industrial 58.5%
Medical '03 $317.0 '02 $311.0
General Industrial '03 $595.2 '02 $407.4
BioPharmaceuticals '03 $351.9 '02 $293.8
Microelectronics '03 $164.1 '02 $119.8
Aerospace '03 $185.4 '02 $158.8
Numbers are rounded

Pall technologies remove (clockwise from top left) *Cryptosporidium* from water, *E.Coli* from food and therapeutic drugs, leukocytes from blood and the coronavirus from air. They are also used in space on many critical environmental systems for the International Space Station.


SALES BY GEOGRAPHY
(Amounts shown in millions)
Asia '03 $311.7 '02 $233.9
Western Hemisphere '03 $630.3 '02 $584.3
Europe '03 $671.6 '02 $472.6
Numbers are rounded

we're complex, we're simple

The issues we address are complex. Our business model is not.

Removing contaminants that may be measured in parts per quadrillion is extraordinarily difficult. Yet this is the level of precision that Pall's highly sophisticated filtration, separations and purification technologies deliver. They have to. Unchecked, contamination is potentially dangerous and always costly.

Pall has become a $1.6 billion company by solving complex fluid separation and purification problems. But we've just scratched the surface of potential in the enormous life sciences and industrial filtration markets. While the problems we help customers solve are extremely complex, our business model is incredibly simple.

First and foremost, we are contamination control experts in a field with almost universal application. Our broad market focus, technical expertise, product portfolio and global reach are unmatched. This diversity is a considerable strength. By meeting critical needs with high performing, economical products, customers reward us with business that repeats year after year. In fact, at least 75% of our annual sales come from selling disposable replacements for our own products. We're continuing to execute our strategy of selling more fully integrated systems to manage all of our customers' fluid streams. Every one of these systems represents ongoing sales potential.

And finally, our global organization allows us to support customers with filtration experts wherever they are and whenever they need them. This business model is the basis of our success and springboard to growth. **All of our efforts are in support of our vision that one day all fluids will pass through Pall products.**

Fiscal 2003 was an excellent year for Pall shareholders. Here are the headlines. Sales up 25%. Earnings increased 47% and earnings per share grew from 82 cents in 2002 to $1.20, on a pro forma basis. What began with many market uncertainties and macroeconomic question marks ended as a banner year. What those challenges were and how we met them is a story worth telling.

In April 2002, we made the largest and most complex acquisition in our history. We purchased the Filtration and Separations Group (FSG) from the USFilter Division of Vivendi Environnement for $360 million. FSG was an amalgam of five companies that had been assembled over the previous five years. The acquisition offered great promise but only if costs could be cut and FSG's operating margins, half Pall's, rapidly improved without harming revenues.

"Fiscal 2003 was an excellent year for Pall shareholders."

The business case was clear and compelling. FSG offered products and technologies that were mainly complementary to Pall's. Their products were sold mostly into Pall's major markets but for different points in the customers' manufacturing process. Two of the FSG plants produce ceramic filters, materials that Pall previously outsourced.

Our initial cost reduction estimates were for $15 million over a two-year period and this was soon raised to $30 million. Remarkably, we achieved this run rate in the third quarter and now are working to exceed the revised target. We assembled a powerful team, led by Donald Stevens, our COO, to manage the integration. This same team is now focused on additional cost reduction initiatives.

Cost reduction/productivity improvement is a key part of our culture. Your company's management sees ongoing and substantial opportunities to continue reducing costs in ways that improve our processes. Manufacturing and infrastructure rationalization are key drivers for future savings. Aggressive cost reduction programs are making Pall a faster innovator of products and an ever-more-capable supplier of goods and services.

Beneath the complex mix of end markets and rich diversity of products, Pall's business is simple. We filter, separate



The office of the Chief Executive: Eric Krasnoff, Chairman and Chief Executive Officer (center), Marcus Wilson, President (left), and Donald Stevens, Chief Operating Officer (right).

and purify the constituents of liquid and gas streams. Originally, the Earth was entirely composed of fluids. While there has been some cooling and crusting over, there are still more than enough fluids left over to provide a world of opportunity for our business.

"Cost reduction/productivity improvement is a key part of our culture."

Novel fluid compounds are invented every day. In biotechnology, small molecules and proteins are being developed and refined at a staggering rate. In chemicals and microelectronics, new formulations are changing the way products are made and how they perform. Exotic materials are also staples of the aerospace and medical industries.

Coatings, fuels and lubricants are fluids used in every manufacturing process. Products themselves are almost always manufactured in their liquid or gaseous state. Metals and plastics are good examples. So are complex items such as microchips and drug tablets. Whatever the fluid, Pall technologies provide the means to achieve consistent and efficient production.

We are told that no two snowflakes are the same. That may well be true. But Pall scientists know that no two droplets of water are identical. They prove it in our laboratories every day. No two customer problems are alike either. So, the support of our Scientific and Laboratory Services group is crucial in providing customized solutions to individual customers.

One of the first science lessons I recall is that water is the universal solvent. It is the most common fluid that Pall filters (blood is second), and among the dirtiest. Every second hospital bed in the world is occupied by someone who became ill because of polluted water. Our water strategy is exemplary of how we approach each of our markets.

Every Pall customer has stringent requirements for their water. Pall's broad water processing platform leverages core technologies to meet these vast and varied requirements. Our hollow fiber membranes purify the water that flows through municipal systems and into our homes. Pall's liquid/liquid coalescers remove water from water-loathing fluids like jet fuel. We meet the most critical requirements for sterility and purity in medical, pharmaceutical and food and beverage production.

"Typically, Pall filters fluids as they are prepared to enter a production process, then again as they course through it, and for a third time, to condition the final waste streams so they can be recycled or safely discharged."

Whatever the fluid, Pall provides Total Fluid Management (TFM). Typically, Pall filters fluids as they are prepared to enter a production process, then again as they course through it, and for a third time, to condition the final waste streams so they can be recycled or safely discharged. TFM allows customers to rationalize their manufacturing processes and enables us to design the most economical and comprehensive filtration, separations and purification systems for their applications.

TFM benefits customers in other key ways. Customers have one filtration company to call for the design and support of their integrated systems. And customers can relocate or replicate their production operations anywhere in the world with the comfort of knowing that local Pall support is nearby.

We leverage TFM through our first-rate global engineering organization. It designs elegant solutions for the most intractable contamination problems, gets them built, assists with start-up and then provides ongoing service. This last area is an increasingly important focus for revenue growth. We are seeing

SALES
(Amounts shown in millions)


$1600
800
0
$1290.8
$1613.6
02
03

PRO FORMA EARNINGS PER SHARE


$1.2
0.6
0
$0.82
$1.20
02
03

increased demand for our paid services in areas like consulting, filter validation and plant audits.

Pall's systems business now represents about 10% of sales. As the installed base of systems increases, so do the annuity sales for disposable filters within them. We believe that we reached the inflection point in fiscal 2003, where lower margin systems sales were compensated for by more profitable replacement sales. So, the margin contribution from these sales will continue to grow.

Now let's look at the performance of our business segments. Aerospace, Pall's oldest business, had a wild ride. While the Commercial Aerospace business remained level, Military Aerospace grew dramatically. About $15 million of this was a "war dividend" relating to the Iraqi conflict. Interestingly, most of the extra sales came out of Europe.

For 2004, we expect, at a minimum, to see continued growth in the base military business and a recovery in the distressed commercial aviation markets. Pall has had unprecedented success the past year in winning the filtration contracts for each of the major new airframe build programs, from both military and commercial customers, around the world.

Microelectronics posted acquisition-assisted sales growth of 37%. This notoriously cyclical market has begun a slow recovery, which we expect to accelerate as we proceed through the next calendar year. The commitment of major capital to the next generation of semiconductor chips, when it comes, will add real bulk to sales.

General Industrial was another beneficiary of the acquisition. Here sales grew 46% in the year. Within this segment, Water Processing is still our fastest growing business. Many of the other basic manufacturing sectors served by this group, pulp and paper and power generation as examples, were depressed. Many factors lead us to expect improved market conditions this year.

On the Life Sciences side, the Medical business focused on consolidating operations with the goal of dramatically improving profits. Despite essentially flat revenue growth, Medical achieved the goal and increased operating margins from 13.9% to 18.2% in a single year.

Major new product introductions and growing demand for existing products are expected to boost sales in 2004. The first of these new products is the Pall BDS bacteria detection system. As Pall's first entrance into the blood diagnostics market, it detects bacterial contamination of blood products before they are transfused to a patient.

With so much awareness of the risk of viral transmission from blood transfusions, most people are shocked to learn that it is actually bacterial contamination that causes the most morbidity and mortality. With one simple test, the Pall BDS system can detect the 10 key bacteria implicated in transfusion-associated illnesses.

The BioPharmaceuticals Group had a great year, growing 20%. Its fortunes are closely tied to the nascent biotechnology industry. The drug development pipeline from discovery to full-scale production has always been promising and now, it is increasingly productive as the FDA approves more biotech drugs for commercialization. This industry's appetite for Pall's technologies is enormous and so are our expectations for this Group.

"Pall has developed a unique recipe to succeed in the global filtration, separations and purification marketplace."

So essentially, 2003 was a year in which organic growth, an acquisition and favorable currency rates all contributed to a jump in revenues. It was also a year of great earnings growth. With a few exceptions, we achieved decent results despite relative stagnation and lackluster fundamentals in many of the key European and North American markets we serve.

Asia continues to be a driving force for growth and represents about 20% of total sales. Now at $312 million, that number approximates what our sales in the Western Hemisphere were just nine years ago. We will continue to increase our already substantial presence in Asia in both sales and manufacturing. Pall is also purchasing the remaining shares of its India joint venture and plans another expansion of its China manufacturing operation.

At the end of this fiscal year, our President and long-time colleague Jeremy Hayward-Surry retired from the company. He will also be leaving his seat on our Board this November. Jeremy has been a major contributor to Pall's growth and success and, a good friend. His business acumen and good humor will be missed.

We are fortunate to have a highly talented Pall veteran to take on the role of President. Marcus Wilson has managed our European operations to great effect and been a key member of our Operating Committee for a number of years. He recently relocated to the



United States and is applying his considerable talents to propelling Pall's global business. Marc has been nominated to join our Board of Directors beginning in November. Donald Stevens, who so ably led our FSG integration efforts, has assumed the new post of Chief Operating Officer.

Our management team is fully supportive of the broad legal and regulatory initiatives directed at strengthening the corporate governance of publicly traded companies in the United States. Pall has a well-earned reputation as a fiscally conservative company which operates to the highest ethical standards. Our Board of Directors is active and first-rate. This company is acutely aware of its responsibilities to shareholders, employees and the communities in which we operate.

Key Pall management attend the Shinto dedication ceremony of alliance partner, Asahi Kasei's new microfiltration membrane manufacturing facility in Fuji City, Japan.



Pall has developed a unique recipe to succeed in the global filtration, separations and purification marketplace. The TFM approach lets us leverage new product platforms, systems engineering and services over our many diverse markets. Common technology platforms, integrated manufacturing, and shared infrastructure allow the sharp end of Pall to focus on customers in our many specialized markets and do so efficiently. This strategy gives us a wealth of continued opportunity for new product development, market expansion and cost reductions with improved productivity.

And so, we look confidently at the present and eagerly to the future.

Eric Krasnoff

ERIC KRASNOFF
Chairman and Chief Executive Officer


we're broad, we're focused

We can combine our core materials more than 50,000 ways to solve complex contamination problems.

Pall's vast technology portfolio includes microporous polymeric membranes, fibrous media, porous metallic and ceramic media, and other proprietary purification materials. The surface chemistry of all of these can be modified to meet specific customer needs.



Our ever-increasing portfolio of materials is the bedrock on which Pall stands and a potent competitive advantage. These proprietary materials, coupled with our ability to engineer them into useful forms, are the cornerstone of our technical and market leadership. They have spawned clearly differentiated technology platforms and entire families of valuable Pall brands. They enable us to provide customers with products that are perfectly matched to their needs, readily develop new ones and enter new markets. And they are at the heart of the integrated systems we're developing with customers to manage all of their fluid streams.

Increasingly, Pall technologies developed for one application provide ready-made solutions for others. The same technology used to filter microorganisms from beer is adapted to remove particles from the landing gear hydraulic system on the space shuttle. In another example, the first home water purifier certified to remove viruses is an offshoot of technology developed for the biotech industry. This technology-leveraging scenario is accelerating across the company as we expand markets and applications in pursuit of our vision.

For customers, it means rapid, innovative technical solutions to daunting problems. And for Pall, the benefits include prolific and economical product development with more resources available to create the next enabling technologies. Today's innovations fuel tomorrow's growth.


we're responsive,
we're proactive

Our filtration expertise and applications experience provide customers the surest path to success.

Pall's sophisticated scientific instrumentation, testing, process validation services and automated engineering capabilities are the standard against which others are measured. This added value we bring to customers makes them even more likely to choose Pall.



By removing obstacles that inhibit customers from being successful, we have become the global filtration supplier of choice. Our customers reward us with business that repeats and grows year after year. All of the process fluids – the water, chemicals and air – that course through industry are candidates for multiple stages of filtration, separations and purification. Like dominoes, a slip anywhere in the process topples everything in its path. Our Total Fluid Management strategy was born of this classic cause and effect principle.

Today, we're collaborating with customers in myriad industries on plant-wide filtration systems to manage all of their process fluids. Integrated systems enable them to consistently meet productivity, quality and regulatory requirements at the lowest cost of ownership. Pall filters are at their heart. Each system contains numerous filter "sites," all of which represent additional ongoing sources of revenue. Even the best filters have to be changed.

Designing the "right" system requires considerable process knowledge along with filtration and engineering expertise to ensure optimal performance. It also requires access to a broad range of products to integrate into these systems and the ability to provide ongoing service globally. These are Pall's strengths. Our ability to supply integrated systems for all of our customers' process fluids fortifies our relationships and has us on the surest path to achieve our vision.


we're removing barriers,
we're delivering solutions

Our technologies help customers produce high-quality products, optimize processes, minimize waste, and meet government regulations.

PALL IS DELIVERING:

Total Water Management Pall's water purification technologies are revolutionizing how municipalities and industries process water. They enable them to economically conserve and safeguard this valuable resource and meet growing government regulations.

Integrated Solutions for Drug Production To the global pharmaceutical and biotechnology industries, filtration is an enabling technology. Pall's integrated systems approach is gaining importance as the biotech industry scales-up production to meet demand for new and exotic products.

Innovative Products for Industry Product innovation is inextricably linked to the processes that create them. As manufacturing becomes more sophisticated, it also becomes more contamination sensitive. Pall works with customers to solve complex contamination problems that would otherwise inhibit their innovation and success.

Pathogen Control in Health Care Virulent diseases like SARS have been a wake-up call for more rigorous contamination control procedures to protect patients and caregivers. Pall's water purification systems, blood filters and bacteria detection systems are leading the charge in this very important battle.

Contamination Control in Aerospace, Defense and Security Absolute reliability is also required when it comes to providing products for the aerospace and defense industries, and this is the standard that Pall's products are measured against. Among the vital systems they protect are the engines, fuel, and flight controls. Our wide product selection allows us to provide filtration systems for virtually every commercial and military aircraft flying today.



DELIVERING:
Total Water Management

Pall's water purification capabilities serve manufacturing, municipal, military, laboratory, environmental and health care applications. The Purefecta water purifier for home and hospital drinking water is the result of our technology and distribution alliance with Kinetico.



Water, the most common raw material in industry, is often highly purified before, during and after use. Our broad water purification technologies are critical to a wide variety of industrial applications from semiconductor to food and beverage production. They're also revolutionizing how municipalities process drinking water and enabling them to economically meet stringent government regulations. Pall sales for water applications exceed $225 million. This includes $54 million of municipal water sales in this fast growing part of our business.

We continue to tap current opportunities while our broad capabilities lead us to new ones. The Australian Department of Defense, for example, will use a Pall system to produce safe drinking water from any source for its mobile troops in what will serve as a model for soldiers of all nations. The Pall-AquaSafe filter provides hospitals a means to curb the spread of *Legionella* and other harmful pathogens to patients. And now, consumers can enjoy highly-filtered water in their homes with the Purefecta drinking water purifier.

Water, indisputably the most precious resource on earth, is vital to industry and life in all forms. Billions of dollars are being earmarked to conserve and safeguard it. Novel technologies, such as ours, will accomplish this urgent task. No company is better suited or prepared for the challenge.



DELIVERING:
Integrated Solutions for Drug Production

Pall's systems business with drug companies is booming. Technologies for validation and scale-up, such as the Palltronic Filter Manager and Maxim systems, help customers move biotechnology drugs quickly from the lab into production. Pall's validation and process development services further accelerate this process.



The pharmaceutical and biotechnology industries are ideal Pall markets. Global requirements for our products are continuous and growing. Consistent, global service is essential. Filtration enables drug and vaccine manufacturers to meet regulations.

Customers are technically demanding and appreciate the importance of filtration products and the differences between them. They depend on their technology partners' capacity for innovation and agility to help them succeed. As our industry's most versatile and trusted supplier, we've earned high market share and the respect needed to increase it.

We continue to enjoy steady revenue streams from the classic pharmaceutical industry as well as the opportunity to serve more of its needs with our integrated systems approach. The filtration and purification intensive biotech industry is coming of age and our business is growing along with it. One hundred and fifty-seven biotech drugs are available to patients and 507 more are in advanced clinical trials.

As more biotech drugs are produced to meet demand, our real-life experience with high-volume pharmaceutical production is proving invaluable to this fast-growing industry. It enables us to share best practices with customers that shorten their learning curve and win more business as a result.



D E L I V E R I N G :

Innovative Products for Industry

Pall offers plant-wide strategies to control contamination under difficult operating conditions in the manufacture of electronics components. Our new Ultipleat high-flow filtration system reduces contaminants in the drying air, improving yields in the manufacture of flat screen displays.



Product and process innovation are inextricably linked. Clean fuels, biotech drugs, safer drinking water, next-generation aircraft, microchips and flat screen displays, to name a few, all depend on sophisticated filtration and purification technologies to fulfill their promise. Not only are Pall's broad technologies essential for the successful development and launch of these new products and the processes that produce them, each requires many more filtration steps and dollars.

We are known as a company with terrific and innovative products and more importantly, as problem solvers. This is among our greatest strengths. Much more than a filter company, we are consultants leveraging our unmatched capabilities to help make customers successful. By providing more value, we've become a strategic partner, less likely to be displaced and more likely to grow as they do. It also attracts new customers to us.

The emerging flat screen display market is an exciting and growing opportunity. Our considerable experience with semiconductor, chemical, polymer, ink-jet filtration, and pharmaceutical scale-up procedures is transferable to this new market. It opens doors to our scientists and engineers to help unlock its potential for mass commercialization and for Pall to share in its rewards.



DELIVERING:

Pathogen Control in Health Care

Pall's bacteria reduction strategy incorporates next-generation pathogen control in the hospital. Included are the Pall-AquaSafe water filter, breathing circuit filters, a bacteria detection system to test platelets, and the Leukotrap blood filtration system with a sample diversion pouch which diverts the initial volume of donor blood during collection.



SARS is just the latest pathogen increasing demand for filtration. Nowhere is this more evident than in hospitals, where the majority of cases were reported. This virulent disease has been a wake-up call for more rigorous contamination control procedures to protect patients and caregivers from dangerous pathogens.

Two of the countries hardest hit by the SARS outbreak now mandate high-efficiency, hydrophobic breathing circuit filters to help arrest its spread. The only products on the market that meet these stringent requirements are ours. But SARS is merely the tip of the iceberg.

Infectious disease is one of the greatest threats to mankind. Disposable filters provide the best and most readily available means of protecting patients from known and unknown pathogens. Our arsenal of products to combat them is considerable.

Topping the list are Pall's blood filters. Widely used globally, they're the gold standard for leukocyte reduction. The recently launched Pall bacteria detection system will help reduce contaminated platelets as the number one infectious threat in transfusion medicine. Together these innovative technologies afford transfusion recipients the highest level of protection available. This furthers our mission to make the blood supply safer.



D E L I V E R I N G :

Contamination Control in Aerospace, Defense and Security

Pall's contamination control expertise in aerospace is used to protect critical systems on military and commercial vehicles throughout the world and in space. Among the products used are a complex hydraulic manifold for tilt rotor commercial aircraft and our cabin air filtration systems for the removal of pathogens.



There is no margin for error when it comes to providing products for commercial airliners, military jets and tanks, helicopters, naval ships or the space station, nor should there be. Absolute reliability is the requirement. This is the standard that Pall products for the aerospace industry are measured against and meet.

Our filtration systems are on virtually every commercial and military aircraft flying today and specified for new production models. Armed forces around the world depend on them in war and peace to ensure equipment performs as expected on cue. Among the vital systems they protect are the engines, fuel, and flight controls. Filtration is pervasive in this industry in which we've been a leader for decades. Commercial airliners and military helicopters, for example, each have more than 10 different applications for our technologies. The most vital systems, and the filters that help protect them, exist in triplicate.

Our technology-leveraging strategy gives every Pall salesperson more products to sell. Among them is our award winning Ultipleat technology, first developed for chemical applications, and now raising the bar on expectations for filter life in the aerospace industry. Our water capabilities and experience are also creating new opportunities in military and homeland security applications.

In any industry, Pall's diversity is an unparalleled strength. It provides endless opportunities for us to serve customers and grow.



John Adamovich, Jr.,
Chief Financial Officer

The ultimate measure of a company's financial strength is its ability to generate cash. We began the fiscal year with $145 million in cash and short-term investments. After a net debt reduction of $174 million, we ended with $150 million in cash and short-term investments. Gross debt reduced by about 25%. The bottom line – substantially improved earnings produced very strong cash flow and enabled us to significantly reduce debt.

Our balance sheet is even stronger than it was at this time last year. At the end of fiscal year 2003, equity covers nearly 50% of our total assets, working capital amounts to $517 million and the ratio of net debt to net debt plus equity now stands at 30.2%. This compares to 41.3% in fiscal 2002. We expect continued strong cash flow for fiscal year 2004 and to be under our 30% net debt target a full year ahead of schedule.

In fiscal 2003, pro forma earnings increased 47% to $149 million. A 25% increase in sales was leveraged by three items while integrating FSG into our business. These were a modest improvement in margins; cost containment initiatives, which lowered selling, general and administrative expenses as a percentage of sales by 90 basis points; and a reduction in our effective tax rate.

"The ultimate measure of a company's financial strength is its ability to generate cash."

Other highlights for fiscal 2003 compared to 2002, with sales growth figures provided in local currency:

- days sales outstanding improved to 83 days from 94;
- operating margins improved to 17.9% from 16.3%;
- Medical segment operating profit margins improved to 18.2%, a 430 basis point improvement;
- BioPharmaceuticals sales increased 12.5%, buoyed by a strong showing from the biotechnology sector;
- General Industrial operating profits increased 48.9%;

CASH FLOW FROM OPERATING ACTIVITIES
(Amounts shown in millions)


$250
125
0
$154.6
$223.5
02
03

- Aerospace sales and operating profit margins increased 11.5% and by 480 basis points, respectively, due to increased sales in the Military part of the business; and
- Microelectronics operating profits improved 275.9%.

We set aggressive goals for fiscal 2003, charted our course, executed and delivered. We achieved these results while continuing to adapt to challenging business conditions and simultaneously integrating a major acquisition.

So, what's next? As Eric said in his letter, we have ongoing plans to reduce spending. These initiatives are expected to more than offset the increases we expect in insurance and pension costs this coming year. Coupling the net benefit of our indirect spend initiatives with our continued efforts to reduce costs in manufacturing through a combination of expected raw material sourcing savings, efficiencies from equipment upgrades and production moves, and facility "right sizing," we are confident that we can continue to increase earnings and further leverage a growing sales base. With respect to corporate governance, we wholeheartedly embrace our obligations to implement the requirements of The Sarbanes-Oxley Act of 2002 and the New York Stock Exchange's related recent rule proposals. In fact, we are well ahead of the curve.

"We set aggressive goals for fiscal 2003, charted our course, executed and delivered."

And finally, we are totally committed to following the sound financial practices that have kept our balance sheet strong and cash flow steady.

JOHN ADAMOVICH, JR.
Chief Financial Officer

The financial information in this document is in summary form. The complete financial statements and notes are filed with the Securities and Exchange Commission in our Form 10-K. The 10-K is an integral part of this document and should be read in conjunction with this summary annual report. The 10-K is also available on our Web site at www.pall.com/investor, or you can obtain a copy by calling 1-800-205-7255.

Condensed Consolidated Balance Sheets

PALL CORPORATION AND SUBSIDIARIES

(In thousands)	August 2, 2003	August 3, 2002
ASSETS		
Cash	$ 126,653	$ 105,224
Short-term investments	23,100	40,200
Accounts receivable	423,467	415,853
Inventories	274,442	256,910
Other current assets	90,772	94,947
Total current assets	938,434	913,134
Property, plant and equipment	600,153	605,095
Other assets	478,139	492,214
Total assets	$2,016,726	$2,010,443
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term debt	$ 63,791	$ 103,546
Accounts payable, income taxes and other current liabilities	357,705	331,777
Total current liabilities	421,496	435,323
Long-term debt	489,870	619,705
Deferred income taxes and other non-current liabilities	170,824	135,695
Total liabilities	1,082,190	1,190,723
Stockholders' equity	934,536	819,720
Total liabilities and stockholders' equity	$2,016,726	$2,010,443

Condensed Consolidated Statements of Earnings

PALL CORPORATION AND SUBSIDIARIES

(In thousands, except per share data)	Years Ended August 2, 2003	Years Ended August 3, 2002
Net sales	$1,613,635	$1,290,820
Cost of sales	810,039	654,889[b]
Gross profit	803,596	635,931
Selling, general and administrative expenses	536,194	440,025
Research and development	52,204	54,778
Restructuring and other charges	47,524[a]	26,822[b]
Interest expense, net	24,438	14,331
Earnings before income taxes	143,236	99,975
Provision for income taxes	40,034	26,741
Net earnings	$ 103,202	$ 73,234
Earnings per share:		
Basic	$ 0.84	$ 0.60
Diluted	$ 0.83	$ 0.59
Net earnings as reported	$ 103,202	$ 73,234
Restructuring and other charges, net (after pro forma tax effect)	45,591[a]	27,679[b]
Pro forma earnings	$ 148,793	$ 100,913
Diluted earnings per share as reported	$ 0.83	$ 0.59
Restructuring and other charges, net (after pro forma tax effect)	$ 0.37[a]	$ 0.23[b]
Pro forma diluted earnings per share	$ 1.20	$ 0.82

(a) Restructuring and other charges, net, includes $37,600 (30 cents per share) of acquired in-process research and development related to the acquisition of FSG and $9,924 (7 cents per share, after pro forma tax effect) of restructuring costs.

(b) Included in cost of sales is a $6,014 (3 cents per share, after pro forma tax effect) one-time purchase accounting adjustment related to the acquisition of FSG. Restructuring and other charges, net, includes $14,495 (12 cents per share, after pro forma tax effect) relating to the write-down of investments, additions to previously established environmental reserves of $7,000 (4 cents per share, after pro forma tax effect) and restructuring costs, primarily related to the FSG acquisition, of $5,327 (4 cents per share, after pro forma tax effect).

Condensed Consolidated Statements of Cash Flows

PALL CORPORATION AND SUBSIDIARIES

(In thousands)	Years Ended August 2, 2003	August 3, 2002
OPERATING ACTIVITIES		
Net earnings	$ 103,202	$ 73,234
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Restructuring and other charges, net	47,524	32,836
Depreciation and amortization	83,939	74,003
Other	(8,238)	(1,072)
Changes in operating assets and liabilities, net of effects of acquisitions	(2,936)	(24,362)
Net cash provided by operating activities	223,491	154,639
INVESTING ACTIVITIES		
Acquisitions of businesses, net of disposals and cash acquired	(14,113)	(347,507)
Capital expenditures	(62,170)	(69,921)
Short-term investments	17,100	106,400
Other	2,198	2,467
Net cash used by investing activities	(56,985)	(308,561)
FINANCING ACTIVITIES		
Notes payable and long-term borrowings	134,793	333,650
Repayments of long-term debt	(294,890)	(73,969)
Proceeds from terminated interest rate swaps	21,000	1,000
Net proceeds from stock plans	30,133	20,938
Purchase of treasury stock	–	(9,999)
Dividends paid	(44,376)	(73,359)
Net cash (used) provided by financing activities	(153,340)	198,261
Cash flow for year	13,166	44,339
Cash and cash equivalents at beginning of year	105,224	54,927
Effect of exchange rate changes on cash	8,263	5,958
Cash and cash equivalents at end of year	$ 126,653	$ 105,224

Market Segment Data

PALL CORPORATION AND SUBSIDIARIES

(In thousands)	Years Ended August 2, 2003	August 3, 2002
SALES TO UNAFFILIATED CUSTOMERS		
Medical	$ 317,051	$ 311,037
BioPharmaceuticals	351,874	293,809
Life Sciences	668,925	604,846
General Industrial	595,210	407,382
Aerospace	185,431	158,753
Microelectronics	164,069	119,839
Industrial	944,710	685,974
Total	$1,613,635	$1,290,820
OPERATING PROFIT		
Medical	$ 57,745	$ 43,255
BioPharmaceuticals	82,207	76,511
Life Sciences	139,952	119,766
General Industrial	67,493	45,320
Aerospace	52,593	37,489
Microelectronics	28,103	7,477
Industrial	148,189	90,286
Subtotal	288,141	210,052
Restructuring and other charges, net	(47,524)	(32,836)
General corporate expenses	(72,943)	(62,910)
Interest expense, net	(24,438)	(14,331)
Earnings before income taxes	$ 143,236	$ 99,975

Five Year Financial History

PALL CORPORATION AND SUBSIDIARIES

(In millions, except per share data)	2003	2002	2001	2000	1999
RESULTS FOR THE YEAR					
Sales	$1,613.6	$1,290.8	$1,235.4	$1,224.1	$1,147.1
Cost of sales	810.0	654.9	591.2	565.5	555.3
Selling, general and administrative expenses	536.2	440.0	404.0	396.1	398.7
Research and development	52.2	54.8	56.1	51.4	56.5
Restructuring and other charges, net	47.5	26.8	17.2	8.6	64.7
Interest expense, net	24.5	14.3	16.6	14.1	13.0
Earnings before taxes	143.2[b]	100.0[c]	150.3[d]	188.4[e]	58.9[f]
Income taxes	40.0	26.8	32.3	41.8	7.4
Net earnings	$ 103.2	$ 73.2	$ 118.0	$ 146.6	$ 51.5
Earnings per share:					
Basic	$ 0.84	$ 0.60	$ 0.96	$ 1.18	$ 0.41
Diluted	$ 0.83	$ 0.59	$ 0.95	$ 1.18	$ 0.41
Diluted earnings per share as reported	$ 0.83	$ 0.59	$ 0.95	$ 1.18	$ 0.41
Restructuring and other charges, net (after pro forma tax effect)	0.37	0.23	0.11	0.06	0.51
Pro forma effect of adopting SFAS 142	–	–	0.02	0.02	0.02
Pro forma diluted earnings per share[a]	$ 1.20	$ 0.82	$ 1.08	$ 1.26	$ 0.94
Dividends declared per share	0.36	0.52	0.68	0.66	0.64
Capital expenditures	62.2	69.9	77.8	66.5	71.2
Depreciation and amortization	83.9	74.0	71.5	72.0	74.8
YEAR-END POSITION					
Working capital	$ 516.9	$ 477.8	$ 465.1	$ 329.7	$ 199.3
Property, plant and equipment, net	600.2	605.1	503.0	503.8	507.0
Total assets	2,016.7	2,010.4	1,548.5	1,507.3	1,488.3
Long-term debt	489.9	619.7	359.1	223.9	116.8
Total liabilities	1,082.2	1,190.7	778.5	746.0	757.6
Stockholders' equity	934.5	819.7	770.0	761.3	730.7

(a) Pro forma earnings per share for fiscal years 2003, 2002, 2001, 2000 and 1999 ignores the restructuring and other charges described in notes (b) through (f) below and includes a pro forma adjustment to increase earnings (after pro forma tax effect) by $3.0, $2.7 and $2.5 (2 cents per share each year in fiscal years 2001, 2000 and 1999), respectively, due to the adoption of SFAS 142, "Goodwill and Other Intangible Assets."

(b) Includes Restructuring and other charges, net, of $37.6 of acquired in-process research and development related to the FSG acquisition and $9.9 of restructuring costs.

(c) Includes Restructuring and other charges of $32.8 (including a $6.0 one-time purchase accounting adjustment related to the FSG acquisition contained in cost of sales).

(d) Includes Restructuring and other charges of $17.2 or 11 cents per share (after pro forma tax effect).

(e) Includes Restructuring and other charges, net, of $12.0 (including $3.4 contained in cost of sales).

(f) Includes Restructuring and other charges of $89.4 (including $24.7 contained in cost of sales).

CORPORATE DIRECTORY

PALL CORPORATION AND SUBSIDIARIES

EXECUTIVE OFFICERS

Eric Krasnoff
Chairman and
Chief Executive Officer

Marcus Wilson
President

Donald Stevens
Chief Operating Officer

John Adamovich, Jr.
Chief Financial Officer

BOARD OF DIRECTORS

Abraham Appel

Daniel Carroll

John Haskell

Ulric Haynes

Jeremy Hayward-Surry

Eric Krasnoff

Dr. Edwin Martin

Katharine Plourde

Heywood Shelley

Dr. Edward Snyder

Edward Travaglianti

Dr. James Watson

SENIOR OPERATING OFFICERS

Steven Chisolm

Andrew Denver

Charles Grimm

Heinz Ulrich Hensgen

Riichi Inoue

Neil MacDonald

John Miller

Roberto Perez

Reed Sarver

Gregory Scheessele

SENIOR LEGAL OFFICERS

Gilbert Weiner
General Counsel

Mary Ann Bartlett
Corporate Secretary

CORPORATE HEADQUARTERS

2200 Northern Boulevard
East Hills, New York 11548-1289
Telephone: 516.484.5400
Toll Free: 1.800.645.6532
Fax: 516.484.3649

PRINCIPAL PLANTS

WESTERN HEMISPHERE

Cortland and Long Island, New York

Covina and San Diego, California

Putnam, Connecticut

DeLand, Fort Myers, New Port Richey and Pensacola, Florida

Timonium, Maryland

Ann Arbor, Michigan

Fajardo, Puerto Rico

Tijuana, Mexico

EUROPE

Bazet and Ternay, France

Bad Kreuznach, Crailsheim, Hamburg, Rostock and Waldstetten, Germany

Tipperary, Ireland

Ascoli and Verona, Italy

Ilfracombe, Newquay, Portsmouth and Redruth, United Kingdom

ASIA

Beijing, China

Ahmedabad, India

Tsukuba, Japan

AUDITORS

KPMG LLP, Melville, New York 11747

REGISTRAR AND TRANSFER AGENT

EquiServe Trust Company, N.A.

The transfer agent is responsible for shareholder records, changes of address, stock transfers, changes of ownership, issuance of stock certificates, and distribution of dividends and IRS Forms 1099.

Requests concerning these matters are most efficiently answered by contacting:

EquiServe Trust Company, N.A.
P.O. Box 43012
Providence, Rhode Island 02940-3012
Telephone: 1.800.633.4236
www.equiserve.com

INVESTOR RELATIONS

Investor relations inquiries should be directed to:

Diane Foster
Director of Investor Relations
Pall Corporation
2200 Northern Blvd.,
East Hills, New York 11548-1289
Telephone: 516.801.9848
Fax: 516.484.6554
E-mail: dfoster@pall.com

Information on company results can be obtained through conventional press coverage, SEC filings, or through Pall's Web site at www.pall.com/investor.

DIVIDEND REINVESTMENT PLAN

Pall Corporation's Dividend Reinvestment Plan allows shareholders to reinvest dividends and invest additional cash to purchase Pall Corporation Common Stock. You must be a registered shareholder with a minimum of 50 shares in order to participate. For more information, contact EquiServe, Pall's Transfer Agent, or Pall's Investor Relations Department.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: fluctuations in foreign currency exchange rates; regulatory approval and market acceptance of new technologies; changes in product mix and product pricing and in interest rates and cost of raw materials; the Company's success in enforcing its patents and protecting its proprietary products and manufacturing techniques; global and regional economic conditions and legislative, regulatory and political developments; and domestic and international competition in the Company's global markets. Additional information regarding these and other factors is available on the web at www.pall.com and is included in the Company's reports filed with the U.S. Securities and Exchange Commission. Copies of such reports can be obtained, without charge, at: www.sec.gov.

Management uses certain non-GAAP measurements to assess Pall's current and future financial performance. The non-GAAP measurements do not replace the presentation of Pall's GAAP financial results. These measurements provide supplemental information to assist management in analyzing Pall's financial position and results of operations. Pall has chosen to provide this information to facilitate meaningful comparisons of past, present and future operating results and as a means to emphasize the results of on-going operations.

TRADEMARKS

Pall, PALL, Pall-AquaSafe, Leukotrap, Maxim, Palltronic, and Ultipleat, are trademarks and Filtration. Separation. Solution. is a service mark of Pall Corporation.

Kinetico ® and Purefecta are trademarks of Kinetico Incorporated. ® indicates a Kinetico trademark registered in the United States of America.

PLL
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PALL
Pall Corporation
Northern Boulevard
New York 11548-1289
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Pall Corporation has offices and plants throughout the world in locations including: Argentina, Australia, Austria, Belgium, Brazil, Canada, China, France, Germany, India, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Poland, Puerto Rico, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, United Kingdom, United States, and Venezuela. Distributors are located in all major areas of the world.

Filtration. Separation. Solution.